FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2017
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry to Announce Second Quarter Fiscal 2018 Results on September 28, 2017	1.

Document 1

NEWS RELEASE
FOR IMMEDIATE RELEASE

BlackBerry to Announce Second Quarter Fiscal 2018 Results on September 28, 2017

Sept 14, 2017
Waterloo, Ontario - (Sept 14, 2017) - BlackBerry Limited (NASDAQ: BBRY; TSX: BB) will be reporting results for the second quarter of fiscal 2018 at 8 a.m. ET on Thursday, Sept 28, 2017. The conference can be accessed by dialing 1-844-309-0607 or live streamed on the company’s website at http://ca.blackberry.com/company/investors/events.html.

A replay of the conference call will also be available at approximately 11 a.m. ET on September 28 by dialing 1-855-859-2056 or 1-404-537-3406 and entering Conference ID #73039525. It will also be available at the link above.

# # #

About BlackBerry
BlackBerry is a mobile-native security software and services company dedicated to securing people, devices, processes and systems for today's enterprise. Based in Waterloo, Ontario, the company was founded in 1984 and operates in North America, Europe, Asia, Middle East, Latin America and Africa. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Investor Contact:
BlackBerry Investor Relations
519-888-7465
investor_relations@BlackBerry.com

Media Contact:
BlackBerry Media Relations
519-597-7273
mediarelations@BlackBerry.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 15, 2017	By:	/s/ Steve Rai
(Signature)
Steve Rai Controller